

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

<u>Via Facsimile</u>
Marc E. Chardon
Chief Executive Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

     Re: **Blackbaud, Inc.**
            Form 10-K for the fiscal year ended December 31, 2010
            Filed March 1, 2011
            Form 10-Q for the quarterly period ended June 30, 2011
            Filed August 9, 2011
            File No. 000-50600

Dear Mr. Chardon:

We have reviewed your letter dated August 24, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2011.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Consolidated Financial Statements</u>

<u>Note 1. Organization and Significant Accounting Policies</u>

<u>Revenue Recognition, page F-7</u>

1. We note your response to prior comment 1. Please further clarify why you believe the contract service period is the appropriate period over which the customer benefits from the payment of the set-up fees in the hosting subscription arrangements. Explain in

greater detail how you considered the guidance in SAB Topic 13.A.3(f). Provide us with an analysis of your renewal experience to date for your subscription-based offerings with terms ranging between 12 to 36 months.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

2. We have reviewed your at-will employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney, which you filed supplementally with us in response to prior comment 2. The agreements appear to be management contracts between you and four of your named executive officers and, thus, should be filed as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, which provides that "Any management contract…in which any director or any of the named executive officers of the registrant…participates shall be deemed material and shall be filed." Also, although the agreements may follow your basic form of employment agreement, they do not appear to include the details of any specific compensation plans that provide benefits to management and non-management participants and, therefore, they do not appear to fall under the exception provided by Item 601(b)(10)(iii)(C)(4). Accordingly, please file the employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney as exhibits to your next periodic report.

Form 10-Q for the quarterly period ended June 30, 2011

Consolidated Financial Statements

Note 3. Business combinations, page 8

3. Your response to prior comment 4 indicates that the acquired software represents a lower than normal percentage of the valuation allocation because the acquired software technology is on an outdated platform that a market participant would be required to update to make useful. Explain why a greater portion of the purchase price was not allocated to the acquired software since it appears to contain the technology and established process for delivering list analytic and data management services.

4. We note your response to prior comment 5. Explain in greater detail how you determined that the customer relationships have a useful life of 15 years. In this respect, tell us how you determined that 15 years is the period over which the customer relationships are expected to contribute directly or indirectly to your future cash flows. As part of your

response, provide us with an analysis of all the pertinent factors you considered including each of the factors outlined in ASC 350-30-35-3.

You may contact Morgan Youngwood at (202) 551-3479, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant